CROSSROADS CAPITAL, INC.

128 N. 13th Street, Suite 1100

Lincoln, NE 68508

April 5, 2017

VIA EDGAR AND FEDERAL EXPRESS

Mr. Ed. Bartz

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:      Crossroads Capital, Inc. (the “Company”)

Preliminary Proxy Statement on Schedule 14A

File No. 814-00778

Dear Mr. Bartz:

On behalf of the Company, set forth in the numbered paragraphs below are oral comments provided by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on July 7, 2016 (as further clarified on July 8, 2016), to the Company’s revised Preliminary Proxy Statement on Schedule 14A, filed with SEC on June 27, 2016 (the “PRER14A”), together with the Company’s responses to each such comment.

Reference is made to the Company’s revised Preliminary Proxy Statement filed with the SEC on the date of this letter (the “Revised PRER14A”). Capitalized terms not otherwise defined herein shall have the meanings given to them in the Revised PRER14A.

1.       Staff Comment: In the summary of the Liquidating Trust and in the Liquidating Trust Agreement, please revise the disclosure to contain an undertaking that the Liquidating Trust will not engage in any transaction with an affiliate that would be prohibited if the Liquidating Trust were electing to be regulated as a business development company under the Investment Company Act of 1940.

Company Response: In response to the Staff’s comment, we have revised our disclosure under “Your Rights as a Trust Unit Holder Compared to Your Rights as a Stockholder” appearing on page 15 of the Revised PRER14A and in Section 7.3(a) of the Liquidating Trust Agreement therein, to provide that the Liquidating Trust will not engage in any transactions with affiliates that would be prohibited if the Liquidating Trust were electing to be regulated as a business development company under the Investment Company Act of 1940.

2.       Staff Comment: In the summary of the Liquidating Trust and in the Liquidating Trust Agreement, please provide that the Liquidating Trust will provide investors with audited financial statements at least annually and provide a final liquidation audit.

Company Response: In response to the Staff’s comment, the Company respectfully advises that the Liquidating Trust will file an annual report on Form 10-K with the SEC containing financial statements that are unaudited but prepared on a liquidation basis and reviewed by the Company’s independent registered public accounting firm. We have revised the Revised PRER14A (appearing in the last paragraph of the section titled “The Liquidating Trust” on page 15) and Section 5.8 of the Liquidating Trust Agreement to specify that the financial statements appearing in the annual report on Form 10-K will be reviewed by an independent registered public accounting firm.

As provided under Section 5.8 of the Liquidating Trust Agreement, the annual report will include financial information regarding the assets and liabilities of the Liquidating Trust at the end of the applicable calendar year, show the receipts and disbursements of the Liquidating Trust for such period covered by the report, describe the changes in the assets of the Liquidating Trust, and describe significant actions taken by the Trustees during such period covered by the annual report. The Liquidating Trust will also file current reports on Form 8-K whenever an event occurs for which a Form 8-K is required to be filed for the trust, or whenever any other material event relating to the Liquidating Trust or its assets has occurred. Beneficiaries of the Liquidating Trust will be provided an annual Grantor Trust Letter, which will show each Beneficiary the information necessary to enable such Beneficiary to determine its taxable income, gain, loss or deduction (if any) attributable to the assets held by the Liquidating Trust for federal income tax purposes.

3.       Staff Comment: Please revise your disclosure to strike all statements and disclosure related to the “Liquidation Corporation” to be used to facilitate follow-on investments.

Company Response: In response to the Staff’s comment, the Company has deleted all statements and reference to the “Liquidation Corporation” in the Revised PRER14A.

We appreciate the Staff’s continued review and look forward to hearing from you. We will deliver to your attention under separate cover by Federal Express marked copies of the Revised PRER14A showing the revisions discussed above (among other minor revisions) to facilitate your review.

If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review, please advise us at your earliest convenience.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Crossroads Capital, Inc.

By:	/s/ Ben H. Harris
President and Chief Executive Officer

cc: Mr. Paul M. William, Bryan Cave LLP